Exhibit 99.1

Ellomay Capital to Sell its Indirect Holdings in Dorad Energy Ltd. based on a Dorad Valuation of NIS 4.4 Billion

Tel-Aviv, Israel, Mar. 30, 2026 (GLOBE NEWSWIRE) -- Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe, USA and Israel, today announced the results of the separation process with respect to Ellomay Luzon Energy Infrastructures Ltd. (“Ellomay Luzon Energy”), currently held in equal parts (50%-50%) by the Company (indirectly) and Amos Luzon Development and Energy Group Ltd. (the “Luzon Group”). Ellomay Luzon Energy’s main asset is its holding of 33.75% of Dorad Energy Ltd. (“Dorad”).

The separation process was conducted on March 27, 2026, following the Israeli court’s ruling and the appointment of Judge (ret.) Hila Gerstel to act as the ruler regarding the separation process. The separation process resulted in the Luzon Group committing to acquire the Ellomay Luzon Energy shares indirectly held by the Company at a Dorad valuation of NIS 4.4 billion. As of the date hereof, based on the Company’s indirect holdings in Dorad (through Ellomay Luzon Energy) and the current value of 50% of the other assets and liabilities of Ellomay Luzon Energy, the consideration is approximately NIS 560 million.

Ellomay Clean Energy LP (through which the Company indirectly holds Ellomay Luzon Energy’s shares) and the Luzon Group entered into a share purchase agreement (the “SPA”) on March 27, 2026. The consummation of the sale is subject to customary closing conditions, including the approvals of the Israeli Electricity Authority, the Israeli Competition Authority and Ellomay Luzon Energy’s lenders, all to the extent required.

The SPA provides that the sale will be consummated within two business days of fulfillment of the conditions to closing, and that the deadline for fulfillment of the conditions to closing is seven and a half months from signing of the SPA. In connection with the separation process, each party deposited a bank guaranty or cash in the amount of NIS 72 million in escrow. The SPA provides that in the event a party materially breaches its undertakings or prevents the fulfillment of a condition to closing, and the breach is not repaired within a 14 day period, the other party will receive the amount deposited in escrow as liquidated damages and will also be entitled to purchase the Ellomay Luzon Energy shares held by the breaching party based on a Dorad valuation of NIS 3.5 billion. In the event the transaction is not consummated within seven and a half months other than due to a breach by any party, Ellomay Clean Energy LP may acquire the Luzon Group’s holdings in Ellomay Luzon Energy based on a Dorad valuation of NIS 4.4 billion.

Ran Fridrich, CEO and Board member of Ellomay commented: “We are very pleased to have executed this agreement, which reflects the significant value created in this asset over time. The transaction is expected to deliver a substantial profit to the Company and underscores our disciplined approach to portfolio management. We remain committed to identifying and executing opportunities that unlock value, strengthen our financial position, and support our long-term growth strategy.”

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay focuses its business in the renewable energy and power sectors in Europe, USA and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy, Spain, the Netherlands and Texas, USA, including:

●	Approximately 335.9 MW of operating solar power plants in Spain (including a 300 MW solar plant in owned by Talasol, which is 51% owned by the Company) and 51% of approximately 38 MW of operating solar power plants in Italy;

●	16.875% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850 MW;

●	Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively;

●	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

●	51% of solar projects in Italy with an aggregate capacity of 160 MW that are under construction;

●	Solar projects in Italy with an aggregate capacity of 210 MW that have reached “ready to build” status; and

●	Solar projects in the Dallas Metropolitan area, Texas, USA with an aggregate capacity of approximately 38 MW that are connected to the grid, 11 MW that are currently in the test run phase prior to commercial operation and 14 MW that are under construction.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including non-fulfillment of the conditions to closing for the sale of Ellomay Luzon Energy’s shares, the value of assets and liabilities of Ellomay Luzon Energy, disputes between the parties to the SPA, changes in electricity prices and demand, regulatory changes increases in interest rates and inflation, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, the impact of the war and hostilities in Israel and Gaza and between Israel and Iran, the outcome of legal proceedings in connection with Dorad Energy Ltd., technical and other disruptions in the operations or construction of the power plants owned by the Company, inability to obtain the financing required for the development and construction of projects, inability to advance the expansion of Dorad, increases in interest rates and inflation, changes in exchange rates, delays in development, construction, or commencement of operation of the projects under development, failure to obtain permits - whether within the set time frame or at all, climate change, the impact of the continued military conflict between Russia and Ukraine, and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Kalia Rubenbach (Weintraub)

CFO

Tel: +972 (3) 797-1111

Email: hilai@ellomay.com